Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated February 23, 2017 to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated October 1, 2015

US$2,919,000
Senior Medium-Term Notes, Series C
Buffered Bullish Enhanced Return Notes due February 28, 2019
Linked to the iShares® U.S. Real Estate ETF

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The notes are designed for investors who seek a 150.00% leveraged positive return based on any appreciation in the share price of the iShares® U.S. Real Estate ETF (the “Underlying Asset”). Investors should be willing to accept a payment at maturity that does not exceed the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 23.00% from its price on the Pricing Date.

•	Investors in the notes may lose up to 77.00% of their principal amount at maturity.

•	The Maximum Redemption Amount will be $1,150.00 for each $1,000 in principal amount (a 15.00% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering priced on February 23, 2017, and the notes will settle through the facilities of The Depository Trust Company on February 28, 2017.

•	The notes are scheduled to mature on February 28, 2019.

•	The CUSIP number of the notes is 06367TTD2.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, the estimated initial value of the notes is $977.30 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$2.50	US$997.50

Total	US$2,919,000	US$7,297.50	US$2,911,702.50

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $997.50 and $1,000 per $1,000 in principal amount.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® U.S. Real Estate ETF (Bloomberg symbol: IYR). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
(i) If the Percentage Change multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

(ii) If the Percentage Change multiplied by the Upside Leverage Factor is positive but is less than the Maximum Return, then the payment at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

(iii) If the Percentage Change is between 0% and -23.00% inclusive, then the payment at maturity will equal the principal amount of the notes.

(iv) If the Percentage Change is less than -23.00%, then the payment at maturity will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

If the Percentage Change is less than -23.00%, investors will lose up to 77.00% of the principal amount of the notes.

Upside Leverage Factor:	150.00%

Maximum Return:	15.00%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,150.00 per $1,000 in principal amount of the notes.

Initial Level:	$79.91, which was the closing price of one share of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the Underlying Asset on the Valuation Date.

Buffer Level:	$61.53, which is 77.00% of the Initial Level (rounded to two decimal places).

Buffer Percentage:
23.00%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 23.00%. If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 77.00% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	February 23, 2017

Settlement Date:	February 28, 2017

Valuation Date:	February 25, 2019

Maturity Date:	February 28, 2019

Automatic Redemption:	Not applicable.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/927971/000121465915006903/c101151424b5.htm

•	Prospectus supplement dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 23.00%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a price that is less than the Buffer Level. You will lose 1.00% of the principal amount of your notes for each 1.00% that the Final Level is less than the Buffer Level. Accordingly, you could lose up to 77.00% of the principal amount of the notes.

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Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the share price of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes, and the estimated cost of hedging these obligations.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of the Underlying Asset or any securities held by the Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Asset or such other securities.

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Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (the “Index Sponsor,” or “S&P”), the sponsor of the Dow Jones U.S. Real EstateTM Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

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We have no affiliation with the Index Sponsor and will not be responsible for any actions taken by the Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor.

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Adjustments to the Underlying Asset could adversely affect the notes. —BlackRock, Inc. (collectively with its affiliates, “BlackRock”), as the sponsor and advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. BlackRock can add, delete or substitute the stocks comprising the Underlying Asset or may make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. —The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Underlying Asset.

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The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

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The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Asset or securities held by the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. We or our affiliates may also engage in trading of shares of the Underlying Asset or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the prices of the securities held by the Underlying Asset. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Underlying Asset at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the iShares® U.S. Real Estate ETF

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The stocks included in the Underlying Index are concentrated in one sector. — All of the securities included in the Underlying Index are issued by companies in the real estate industry. As a result, the securities that will determine the performance of the Underlying Asset and the value of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities composing the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the real estate industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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There are risks associated with the real estate industry. — All of the securities composing the Underlying Index are issued by companies involved directly or indirectly in the real estate industry. The value of real estate and, consequently, companies involved in the real estate industry may be affected by many complex factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. Any negative developments in any such factor may negatively affect the value of companies included in the Underlying Index and, consequently, may adversely affect the price of the Underlying Asset and the value of the notes.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on a hypothetical Initial Level of $80.00, the Buffer Percentage of 23.00%, (based on the Buffer Level of 77.00% of the Initial Level), the Upside Leverage Factor of 150.00%, the Maximum Return of 15.00% and the Maximum Redemption Amount of $1,150.00. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Return on the Notes
$160.00	100.00%	15.00%
$120.00	50.00%	15.00%
$100.00	25.00%	15.00%
$92.00	15.00%	15.00%
$88.00	10.00%	15.00%
$84.00	5.00%	7.50%
$81.60	2.00%	3.00%
$80.00	0.00%	0.00%
$78.40	-2.00%	0.00%
$72.00	-10.00%	0.00%
$64.00	-20.00%	0.00%
$61.60	-23.00%	0.00%
$56.00	-30.00%	-7.00%
$48.00	-40.00%	-17.00%
$32.00	-60.00%	-37.00%
$16.00	-80.00%	-57.00%
$0.00	-100.00%	-77.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

 Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $80.00 to a hypothetical Final Level of $32.00, representing a Percentage Change of -60%.  Because the Percentage Change is negative and the hypothetical Final Level of $32.00 is less than the Initial Level by more than the Buffer Percentage of 23.00%, the investor receives a payment at maturity of $630.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-60% + 23.00%)] = $630.00

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $80.00 to a hypothetical Final Level of $78.40, representing a Percentage Change of -2.00%.  Although the Percentage Change is negative, because the hypothetical Final Level of $78.40 is less than the Initial Level by not more than the Buffer Percentage of 23.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $80.00 to a hypothetical Final Level of $81.60, representing a Percentage Change of 2.00%.  Because the hypothetical Final Level of $81.60 is greater than the Initial Level, and the Percentage Change of 2.00% multiplied by the Upside Leverage Factor of 150.00% does not exceed the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,030.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (2.00% x 150.00%)] = $1,030.00

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $80.00 to a hypothetical Final Level of $120.00, representing a Percentage Change of 50%.  Because the hypothetical Final Level of $120.00 is greater than the Initial Level, and the Percentage Change of 50% multiplied by the Upside Leverage Factor of 150.00% exceeds the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that  the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service has issued guidance that states that the U.S. Treasury Department and the Internal Revenue Service intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Asset or the notes, and following such occurrence the notes could be treated as delta-one specified ELIs that are subject to withholding on dividend equivalent payments. Non-United States holders that enter, or have entered, into other transactions in respect of the Underlying Asset or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may have foregone some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date was determined based on market conditions on the pricing date.

The Underlying Asset

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset, and the Underlying Asset will have no obligations with respect to the notes.

iShares consists of numerous separate investment portfolios (the “iShares Funds”), including the Underlying Asset. The Underlying Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Asset typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Underlying Asset’s shareholders as “ordinary income.” In addition, the Underlying Asset realizes capital gains or losses whenever it sells securities. However, because the notes are linked only to the share price of the underlying shares, you will not be entitled to receive income, dividend, or capital gain distributions from the Underlying Asset or any equivalent payments.

Information provided to or filed with the SEC by iShares under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s Website by reference to SEC file numbers 333-92935 and 811-09729, respectively.  We have not independently verified the accuracy or completeness of the information or reports prepared by iShares.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset.

The shares of the Underlying Asset trade on the NYSE Arca under the symbol “IYR”.

“iShares®” and BlackRock® are registered trademarks of BlackRock®, Inc. and its affiliates (“BlackRock®”). BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

The Underlying Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg Financial Markets.  The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. Component companies consist of REITs, and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. Because the index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and other transactions. The Underlying Index was first calculated on February 14, 2000. The Underlying Index is calculated on a price return and total return basis.  The level of the index was set to 100 on the base date of December 31, 1991.

The Underlying Index is a subset of the Dow Jones U.S. IndexSM, a broad-based measure of the U.S. stock market, which aims to measure the performance of 95% of U.S. stocks by float-adjusted market capitalization and is calculated on a price return basis.  The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. The Dow Jones U.S. IndexSM is part of the Dow Jones Global Indices®, which is a benchmark family of indices that currently follows stocks from 48 countries.

Index Composition and Maintenance

Defining the Investable Universe: The Underlying Index component candidates must trade on a major U.S. stock exchange and must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts (LPTs), and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. If a company has more than one class of shares, only one class of shares will be included. Securities that have had more than ten non-trading days during the past quarter are excluded.

Stock Selection: The index universe is sorted by float-adjusted market capitalization and the stocks in the top 95% are selected as components of the index, excluding stocks that fall within the bottom 1% of the universe according to their free-float market capitalization and within the bottom .01% of the universe according to their turnover. To be included in the index, the issuer of each component security must be classified in the Real Estate Supersector, as defined by the proprietary classification system used by S&P Dow Jones Indices.

Review Process: The index is reconstituted annually in September.  All index components are reviewed to determine their eligibility, and the float factor for each component is reviewed and updated as needed.  Changes are implemented at the opening of trading on the Monday following the third Friday of September.

The index is also reviewed on a quarterly basis. Shares outstanding totals for component stocks are updated during each quarterly review.  Changes in shares outstanding of less than 5% are accumulated and made quarterly in March, June, September and December.  These changes, as well as any weight adjustments, are implemented at the opening of trading on the Monday following the third Friday of the quarterly update month. If the number of outstanding shares for an index component changes by more than 5% due to a corporate action, the shares total will be adjusted.  The timing of the adjustment will depend on the type of event that causes the change. If the impact of corporate actions during the period between quarterly share updates changes the number of a company’s shares outstanding by 5% or more, and that change causes a company’s float factor to change by 5% or more, then the company’s float factor will be updated at the same time as the share change. If a component no longer meets the eligibility requirements, it will be removed from the index.  Whenever possible, any such change will be announced at least two business days prior to its implementation.

In addition to the scheduled quarterly reviews, the index is reviewed on an ongoing basis. Changes in the Underlying Index’s composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the Underlying Index components will be announced at least two business days prior to their implementation date.

Historical Performance of the Underlying Asset

The following table sets forth the high and low closing prices for the Underlying Asset from the first quarter of 2008 through the pricing date.

The historical prices of the Underlying Asset are provided for informational purposes only.  You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Levels of the Underlying Asset

		High ($)	Low ($)
2008	First Quarter	68.22	59.02
	Second Quarter	71.65	60.95
	Third Quarter	67.20	56.34
	Fourth Quarter	61.17	25.40

2009	First Quarter	37.26	22.21
	Second Quarter	35.55	25.30
	Third Quarter	45.04	29.88
	Fourth Quarter	47.44	39.63

2010	First Quarter	50.83	42.45
	Second Quarter	54.66	46.95
	Third Quarter	55.21	45.32
	Fourth Quarter	57.62	52.71

2011	First Quarter	60.58	55.59
	Second Quarter	62.80	58.17
	Third Quarter	62.92	49.14
	Fourth Quarter	58.00	48.19

2012	First Quarter	62.57	56.52
	Second Quarter	64.47	59.25
	Third Quarter	67.80	64.07
	Fourth Quarter	65.42	61.15

2013	First Quarter	69.48	65.66
	Second Quarter	75.54	63.55
	Third Quarter	69.42	60.92
	Fourth Quarter	68.18	62.01

2014	First Quarter	69.24	62.98
	Second Quarter	72.90	67.52
	Third Quarter	74.82	68.88
	Fourth Quarter	79.01	69.14

2015	First Quarter	83.14	76.42
	Second Quarter	80.64	71.30
	Third Quarter	76.58	68.69
	Fourth Quarter	77.03	71.28

2016	First Quarter	77.86	66.28
	Second Quarter	82.30	73.32
	Third Quarter	85.69	78.83
	Fourth Quarter	79.18	72.87

2017	First Quarter (through the pricing date)	79.91	76.13

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.